July 17, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
100 F Street, N.E.
Washington, D.C. 20549

Re:	Futuremedia Public Limited Company
Amendment No. 4 to Registration Statement on Form F-3
Filed June 8, 2006
File No. 333-131314

Ladies and Gentlemen:

Futuremedia Public Limited Company (the “Company”) is transmitting for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form F-3, File No. 333-131314 (the “Registration Statement”).

Amendment No. 5 and this letter reflect the Company’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Leonard M. Fertig dated July 6, 2006. The Company’s responses are numbered to correspond to the numbered comments of the Staff’s letter.

In connection with this response letter, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Amendment No. 4 to Registration Statement on Form F-3

Comment 1:
We note that Cornell Capital may elect to have the accrued interest under their convertible note converted into ordinary shares. Please provide us your analysis with respect to whether such discretion to receive ordinary shares or cash for interest that accrues in the future raises concerns as to the completion of your private placement prior to the filing of the registration statement. Pursuant to our guidance regarding the registration of securities underlying convertible and exercisable securities, it appears that the Cornell Capital maintains investment discretion with respect to the yet-to-be-accrued interest. Please refer to Interpretation 3S of the Securities Act Sections portion of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Response 1:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has revised the disclosure within the “Description of Securities - Convertible Note” section of the Registration Statement to indicate that Cornell Capital Partners, LP (“Cornell”) does not maintain investment discretion with respect to the yet-to-be accrued interest. As Cornell does not maintain investment discretion with respect to the yet-to-be accrued interest, there was no concern that the private placement would not be completed prior to the filing of the Registration Statement.

Cornell may not elect to have the accrued interest under its convertible note converted into Ordinary Shares or cash. The last sentence of the third paragraph on page 1 of the $2,500,000 Convertible Note (the “Note”) due December 19, 2008, (previously filed as Exhibit 3 to the Company’s Form 6-K filed on December 20, 2005, File No. 000-21978) issued in connection with the Securities Purchase Agreement (the “Securities Purchase Agreement”) dated December 19, 2005 by and between the Company and Cornell (previously filed as Exhibit 2 to the Company’s Form 6-K, filed on December 20, 2005, File No. 000-21978) states that the “Obligor [e.g. the Company] shall have the right (but not the obligation) to make monthly interest payments in cash. See also the “Description of Securities - Convertible Note” section of the Registration Statement. Cornell does not maintain investment discretion.

Additionally, the fourth sentence of Section 3(a)(i)(C) of the Note clearly indicates that conversion reduces the principle plus unpaid interest under the Note. Specifically, the Note states, that “[c]onversions hereunder shall have the effect of lowering the outstanding principal amount of this Note plus all accrued and unpaid interest thereon in an amount equal to the applicable conversion.”

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Comment 2:
We note Section 3(a)(i)(B) of the convertible note that sets forth certain payment in cash obligations where conversion of the note would violate Section 3(a)(ii) of the note. Such a provision appears to be a material term of the note that should be described as necessary in your prospectus. Please provide an example of how this provision operates. It also appears that this provision allows Cornell Capital to demand cash repayment of the note at any time that Cornell Capital holds at least 4.9 percent of your ordinary shares.

Response 2:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has revised the “Description of Securities - Convertible Note - Conversion” section of the Registration Statement to enhance the description of Section 3(a)(i)(B) of the Note and to provide an example of how this Section operates.

The Company additionally advises the Staff that: (i) under Section 3(a)(i)(B) of the Note, Cornell is able to demand cash repayment of the Note plus interest if: (a) the Company has an insufficient number of authorized Ordinary Shares to pay principal and interest; (b) the Ordinary Shares are not listed or quoted for trading on the Nasdaq-CM or on a subsequent market; (c) the Company failed to timely satisfy its conversion; or (d) the issuances of such Ordinary Shares would result in a violation of Section 3(a)(ii) of the Note; and (ii) under Section 3(a)(ii)(A) of the Note, the Company must (a) notify Cornell if Cornell delivers a conversion note that would result in the issuance in excess of 4.9% of the then issued and outstanding shares of Ordinary Shares; and (b) honor the conversion for the maximum principal amount permitted to be converted and, at the option of Cornell, either retain any principal amount tendered for conversion in excess of the permitted amount under the Note for future conversions or return such excess principal amount to Cornell.

However, pursuant to Section 3(c) of the Note and as described in the “Description of Securities - Convertible Note - Conversion” section of the Registration Statement, Cornell is entitled to convert all or any part of the principal amount of the Note, plus accrued interest into the Company’s Ordinary Shares at the price per share equal to the lesser of (a) $0.525 (the (Fixed Price”)) or (b) an amount equal to ninety five percent (95%) of the lowest volume weighted average price of American Depository Shares (“ADSs”), as quoted by Bloomberg, LP, for any period of three (3) consecutive trading days during the thirty (30) trading days immediately preceding the conversion date (the “Discount Price”). As the Company’s ADSs are trading below $0.525, the conversion price would be the Discount Price. When Cornell converts at the Discount Price, the Company is permitted to limit Cornell’s conversion to 1/12th of the subscription amount plus accrued interest in any thirty (30) day period. See also the “Description of Securities - Convertible Note - Conversion Restrictions” section in the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Risk Factors

Comment 3:
Please provide a separate risk factor discussing the percentage ownership held by Cornell Capital as a result of the convertible notes issued to them from your recent private placements notwithstanding the 4.9 percent limit set forth in the applicable notes. Please discuss the risks relating to the significance of Cornell Capital’s potential ownership interest in your company.

Response 3:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has added a risk factor to address Cornell’s percentage of ownership held in the Company. See “Risk Factors - Risks Related to the Financing Arrangements with Cornell Capital Partners, LP - Cornell Capital Partners, LP could hold a large percentage of our ADSs which could allow Cornell Capital Partners, LP to control or influence shareholder votes.”

Comment 4:	Please provide a risk factor discussing the security interest in your assets held by investors in your April 2006 private placement of convertible notes.

Response 4:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has added a risk factor to address the security interest in the Company’s assets held by the investors in the April 19, 2006 private placement of Secured Convertible Notes. See “Risk Factors - Risks Related to the Financing Arrangements with Cornell Capital Partners, LP - Holders of our secured indebtedness will have a prior claim on our assets.”

We may issue additional securities which may be dilutive to our stockholders, page 12

Comment 5:
Please specifically discuss the dilutive nature of your recent private placements of notes that are convertible at discounts to the market price and the number of ADSs that are issuable with respect to such notes. Please concisely and comprehensively address the potential adverse effects of a substantial portion of your capitalization being convertible at discounts to fluctuating market prices. Please provide tabular disclosure illustrating the number of ADSs that may be issued at various market prices in order to inform investors of the potential effects of fluctuations in the market place on the number of ADSs you are obligated to issue.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Response 5:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company and has added a risk factor to address the dilutive nature of the Note and to provide a tabular disclosure illustrating the number of ADSs that may be issued at various market prices in order to inform investors of the potential effects of fluctuations in the market place on the number of ADSs the Company is obligated to issue. See “Risk Factors - Risks Related to the Financing Arrangements with Cornell Capital Partners, LP - Existing shareholders will experience significant dilution when Cornell Capital Partners, LP converts its $2,500,000 Convertible Note and exercises its 250,000 ADS Warrant.”

We may not be able to continue to satisfy the applicable standards, page 13

Comment 6:
We note your Form 6-K filed June 12, 2006 disclosing the continued listing determination by the Nasdaq Listings Qualifications Panel. We further note the last paragraph in this risk factor regarding the $1.00 minimum price per share requirement. Please reconcile your current failure to meet the minimum price with the recent continued listing determination.

Response 6:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has enhanced the disclosure relating to the risk factor discussing the $1.00 minimum price per share requirement. See “Risk Factors - Risks Related to the Market for Our Securities - We may not be able to continue to satisfy the applicable standards for continued listing on the Nasdaq-CM Market”.

The Offering, page 16

Comment 7:
Please provide tabular disclosure indicting the number of shares issuable upon conversion of the convertible note at various trading prices for your ADSs and the percentage of your outstanding such issuances would represent.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Response 7:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has included a table within the “Offering” section of the Registration Statement indicating the number of shares issuable upon conversion of the Convertible Note at various prices for the Company’s ADSs and the percentage of the Company’s outstanding ADSs such issuances would represent.

Information on Outstanding Shares, page 17

Comment 8:
We note your disclosure on page 18 regarding Cornell Capital’s conversion of the convertible note issued in the December 2005 financing. If such conversion relates to the convertible note, the ADSs relating to the underlying ordinary shares of which you are registering in this registration statement for resale, please update your disclosure throughout to reflect this development. We further note your subsequent statement that “[a]fter closing of the $2,500,000 financing, up to an additional 18,784,020 ADSs may be offered by Cornell for resale.” This statement appears to refer to your December 2005 financing with Cornell Capital that has closed. Please explain or revise as appropriate.

Response 8:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has updated its disclosure throughout the Registration Statement to reflect Cornell’s conversions relating to the Note issued in the December 19, 2005 financing. The Company further advises the Staff that the statement relating to offering of up to an additional 18,784,020 ADSs after closing of the $2,500,000 financing has been revised.

Selling Shareholders, page 18

Comment 9:	The 99,978,876 ADSs you disclose as beneficially owned by Cornell Capital before the offering does not appear to correlate with the number of ADSs you detail in the related footnote. Please reconcile.

Response 9:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the 99,978,876 ADSs disclosed as beneficially owned by Cornell before the offering does correlate with the number of ADSs detailed in footnote (1) to the Selling Shareholders table. Footnote one indicates that: (a) up to 18,346,520 ADSs are issuable to Cornell if the Note is converted (See footnote (1)(i)); (b) 187,500 ADSs were issued to Cornell without further consideration; (See Footnote 1(ii)); (c) up to 80,882,356 ADSs are issuable to Cornell, pursuant to the $7,500,000 financing with Cornell, Certain Wealth, Ltd. (“Certain Wealth”) and TAIB Bank B.S.C. (“TAIB”) which signed on April 19, 2006 and closed on April 25, 2006 if the Secured Convertible issued to Cornell is converted by Cornell (See Footnote 1(iv)); and (d) 562,500 ADSs, that were issued to Cornell, pursuant to the $7,500,000 financing with Cornell, Certain Wealth, and TAIB which signed on April 19, 2006 and closed on April 25, 2006, without further consideration (See Footnote 1(v)). When one adds 18,346,520 ADSs + 187,500 ADSs + 80,882,356 ADSs + 562,500, the total = 99,978,876.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Footnote (1) also references that up to 250,000 ADSs are issuable upon exercise of Cornell’s warrant but are not included in the column entitled “ADSs Beneficially Owned Before the Offering” or in the third column entitled “Percent of Class of ADSs Owned Before the Offering” because Cornell does not currently have beneficial ownership of the shares. Cornell has agreed not to exercise the 250,000 ADS Warrant to the extent Cornell’s beneficial ownership of the Company’s ADSs would exceed 4.99% of the Company’s ADSs then outstanding following such exercise, except within sixty (60) days of the 250,000 ADS Warrant expiration date of December 19, 2010 (See Footnote (1)(iii) and “Description of Securities - The Cornell Warrant” section of the Registration Statement). Footnote (1) further references that, pursuant to the $7,500,000 financing with Cornell, Certain Wealth and TAIB which signed on April 19, 2006 and closed on April 25, 2006, up to 4,000,000 ADSs are issuable upon exercise of the 4,000,000 ADS Warrant and up to 750,000 ADSs are issuable upon exercise of the 750,000 ADS Warrant but such Warrants are not included in the second column entitled “ADSs Beneficially Owned Before the Offering” or in the third column entitled “Percent of Class of ADSs Owned Before the Offering” of the Selling Shareholders table because Cornell does not currently have beneficial ownership of the shares. Cornell has agreed not to exercise the 4,000,000 ADS Warrant and the 750,000 ADS Warrant to the extent Cornell’s beneficial ownership of the Company’s ADSs would exceed 4.99% of the Company’s ADSs then outstanding following such exercise, except within sixty (60) days of the 4,000,000 ADS Warrant’s and the 750,000 ADS Warrant’s respective expiration date of April 19, 2011. (See Footnote (1)(vi)) and “Description of Securities - The Cornell 4,000,000 ADS Warrant and The Cornell 750,000 ADS Warrant” of the registration statement on Form F-3 filed with the Commission on June 8, 2006, File No. 333-134835). Thus the 5,000,000 ADSs in warrants ( 250,000 ADS Warrant + 4,000,000 ADS Warrant + 750,000 ADS Warrant) are not included within the 99,978,876 ADSs disclosed as beneficially owned by Cornell before the offering.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Where You Can Find More Information About Us, page 30

Comment 10:
We note your language incorporating by reference Exchange Act filings after the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement pursuant to telephone interpretation H.69 of our July 1997 Manual of Publicly Available Telephone Interpretations. We further note your modification to the language set forth in the telephone interpretation in which you reference statements of express incorporation by reference. Such language appears crafted to accommodate the voluntary incorporation by reference of Form 6-K filings afforded by Item 6(c) of Form F-3. Your modification, however, would appear to inadvertently exclude other Exchange Act filings that are required to be incorporated by reference unless such filings also contained a statement of express incorporation by reference, which would appear to contravene the requirements of Item 6(a) of Form F-3. Please revise as appropriate.

Response 10:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has revised the language incorporating by reference Exchange Act filings after the date of initial filing of this Registration Statement and prior to the effectiveness of this Registration Statement so as not to contravene the requirements of Item 6(a) of Form F-3.

Comment 11:
We note your incorporation by reference of Forms 20-F and certain Forms 6-K filed subsequent to the date of your prospectus and prior to the termination of the offering. Such language, however, does not appear to fully comply with the requirements of Item 6(b) of Form F-3. Please revise as appropriate.

Response 11:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has revised the language incorporating by reference Forms 20-F filed subsequent to the date of the Company’s prospectus and prior to the termination of the offering.

The Company supplementally advises the Staff that the Company’s existing language, incorporating by reference certain Forms 6-K filed subsequent to the date of the Company’s prospectus and prior to the termination of the offering, is appropriate. Pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, “reports furnished pursuant to this rule shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to liabilities of that section.” Item 6(c) of Form F-3 clearly indicates that “[i]f the registrant intends to incorporate any Form 6-K subsequently submitted to the Commission, the prospectus shall state that the registrant may incorporate such Forms 6-K by identifying in such forms that they are being incorporated by reference into this form.” As the Company is a foreign private issuer, it often furnishes reports to the Commission involving foreign matters that the Company desires not to file and incorporate by reference into its registration statements. Consequently, the Company’s existing language, indicating that the Company may incorporate by reference any Form 6-K subsequently submitted to the Commission by identifying in such Form that it is being incorporated by reference into the prospectus, is appropriate.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Exhibit 5.1

Comment 12:
We note that you are also registering ordinary shares that have already been issued. However, counsel’s opinion appears to only apply to ordinary shares that have yet to be issued. Please revise as appropriate. Please also update counsel’s opinion as of a more recent practicable date.

Response 12:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company has asked legal counsel to amend its legal opinion to include Ordinary Shares that have already been issued and to update its legal opinion as of a more recent practicable date.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

The Company would like to take this opportunity to also address Comment 1 as set forth in the Staff’s letter to Leonard M. Fertig dated July 7, 2006 relating to Form F-3, Filed June 8, 2006 (File No. 333-134835) which the Company believes applies to this Registration Statement. The Staff’s comment, as set forth in the July 7, 2005 letter, and our response follows:

Registration Statement on Form F-3

Comment 1:
Given the nature and size of the transaction being registered, advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response 1:
The Company acknowledges the Staff’s comments and supplementally advises the Staff, as more fully described below that, as a holder of the Company’s convertible debt, Cornell’s relationship with the Company with respect to such debt is merely as a creditor of the Company and, therefore, the Company is not controlled by Cornell within the meaning of the definition of “subsidiary” in Rule 405. As a result, the Company is eligible to file a shelf registration statement on Form F-3 to cover the resale of the ADSs held by Cornell. If at such time Cornell shall convert its debt and retain the ADSs so issued, such that the Company would be deemed to be its subsidiary under Rule 405, the Company acknowledges and agrees that Cornell would no longer be entitled to resell ADSs under the registration statement on a shelf basis, unless, at that time, such resales were otherwise eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(x).

As the holder of the Company’s convertible debt, Cornell has no rights as a shareholder. We note further that the debt instruments do not provide Cornell with any control over the business or affairs of the Company. As the holder of the notes, Cornell has no right to nominate, appoint, or vote for directors, and Cornell has no representatives or affiliates that serve as directors of the Company. Moreover, the debt instruments do not limit the ability of the Company to transact business, or otherwise require Cornell to consent to the Company’s conduct of business in the ordinary course. The Company notes for the Staff’s reference that Cornell does have certain limited rights relating to (a) restrictions on transactions with affiliates, (b) restrictions on issuances of capital stock (or rights to acquire capital stock) at a discount and (c) preferential rights in connection with future equity financings (as contained in Sections 4(i), (k) and (m), respectively, of the Securities Purchase Agreement). However, these limited rights do not give Cornell control of the Company.

As disclosed in the Registration Statement, from March 2006 though April 2006, the Company issued an aggregate of 3,968,255 ADSs, in connection with Cornell’s partial conversion of the outstanding debt under the $2,500,000 Convertible Note. Such ADSs represent approximately 2.42% of the Company’s outstanding ADSs (based on 163,646,244 shares outstanding as of July 14, 2006). This level of ownership is not sufficient to provide Cornell with any control over the Company or result in the Company being deemed to be Cornell’s subsidiary.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
July 17, 2006

Please contact Mark Dorff of Brown Rudnick Berlack Israels LLP in London at (011 44) 20 7851 6005 or Dan Gusenoff of Brown Rudnick Berlack Israels LLP in Boston at (617) 856-8172 should you require additional information or have questions regarding the responses in this letter. Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Daniel Lee of the Commission’s staff.

Very truly yours,

FUTUREMEDIA PLC

By:   /s/ Andrew Haire

Andrew Haire, General Counsel

cc: Daniel Lee (Via Fax)